Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 23, 2020

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, January 23, 2020, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as will be further detailed in the proxy statement to be distributed following the record date:

1.	To elect three directors for terms expiring at our 2020 Annual General Meeting of Shareholders;
2.	To approve an increase of our authorized and registered share capital by NIS 1,000,000 and to amend our Articles of Association accordingly; and
3.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which will be described in the Proxy Statement.

Shareholders of record at the close of business on December 16, 2019 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon
Chairman of the Board of Directors

Date: December 11, 2019